Exhibit 10.37

Clarios 5757 Green Bay Avenue Milwaukee, WI 53209
Elizabeth C. Powers c/o bpowers59@gmail.com Pittsburgh, PA
March 2, 2022

Dear Beth:

I am pleased to confirm our offer of employment as Chief Human Resources Officer with a start date of May 2, 2022. In this role you will report directly to me, and the position will be based at our Global Headquarters in Milwaukee.

BASE SALARY

Your annual base salary will be US$525,000 paid on a bi-weekly basis, less applicable withholdings.

ANNUAL INCENTIVE PERFORMANCE PROGRAM

You will participate in the Clarios Annual Incentive Performance Plan (AIPP) at a target of 60% of your annual base salary. Your participation will start on June 1, 2022, and your payment for fiscal year 2022 will be pro-rated, less applicable withholdings. Actual incentive payments to you under the AIPP can range from 0% of target to as much as 200% of target. Determination of actual award levels relative to the target award will be based on achievement of performance goals outlined in the AIPP plan document. Payments are made in December of each year for the previous fiscal year to September 30th. If awarded, your first AIPP payment will be in December of 2022 for performance in fiscal year 2022, prorated as indicated above.

LONG-TERM INCENTIVE PLAN

In this position, you will participate in the Clarios Executive Long-Term Incentive Program (ELTIP). You will receive 25% of the total profit pool on Brookfield’s sale proceeds, net of all sales costs, less Brookfield’s initial invested capital of approximately US$2,932 Million. Awards will vest 20% per year, provided you are employed on each annual vesting date. Determination of actual award levels relative to the target award will be based on achievement of performance goals outlined in the ELTIP plan document.

SIGN-ON BONUS

You will be provided with a one-time sign-on bonus of US$950,000 net of all income and employment taxes, paid with the first pay period, following your start date.

ONE-TIME COMPENSATION BONUS

You will be provided with a one-time bonus of US$125,000 net of all income and employment taxes, paid in December 2022.

DEFERRED COMPENSATION

In your position, you are eligible to participate in the Clarios Senior Executive Deferred Compensation Plan, a key executive benefit. The Plan allows you to defer a portion of your base salary and annual bonus. You will receive further information and have an opportunity to learn more about this benefit during the enrollment period in the first quarter of the next fiscal year.

FLEXIBLE PERQUISITES

You will also be able to participate in the Flexible Perquisites Plan which provides you with up to 5% of your annual base salary each year to cover financial planning expenses. Taxes on perquisite funds are the responsibility of the participant

U.S. MANAGEMENT CAR ALLOWANCE PROGRAM

In this position you are eligible to participate in the Management Car Allowance Program. An annual cash car allowance of US$15,000 will be added to your paycheck. This annual amount will be paid via payroll on a bi-weekly basis. All payments in association with the Management Car Allowance Program are subject to applicable Federal and Local taxes.

BENEFITS

Clarios offers an extensive employee benefit program. Choices exist for you and your dependents in medical, dental, life and disability insurance. You will be eligible to participate in the Clarios Savings and Investment Plan which includes a 401K plan with a company match. Details of this plan are described in the summary plan description. You are entitled to thirteen (13) company paid holidays each year. Additionally, you will receive four (4) weeks of vacation.

SEPARATION BENEFITS

Upon termination without Cause (as defined below), you will be offered the following Separation Benefits: (a) one (1) times the sum of your annual base salary and your annual bonus target amount, payable at the discretion of the Company and subject to all applicable income and employment taxes; (b) you may additionally be eligible for health benefit continuation and outplacement services based on the details of the severance plan; and (c) any unpaid prior year bonus to the extent earned under the AIPP for such year, payable at the same time as such year’s bonuses are paid to other senior executives. Senior executive-level outplacement services provided for a period of one (1) year (12 months). The offer of Separation benefits will be contingent upon you entering into a Separation and General Release Agreement with the Company. If you choose not to enter into a Separation and General Release Agreement, you will not receive the Separation Benefits.

RELOCATION

To assist you with your transition into this role, you will be provided with relocation assistance managed by BGRS. Should you voluntarily terminate your employment within the first (1st) year of employment, you will be required to reimburse the Company in full for the cost of any and all relocation assistance provided to you or paid for on your behalf by the Company. You will be required to agree to the Payback Agreement following the acceptance of this offer.

This offer is contingent upon the satisfactory results from a drug test, successful completion of a background check, successful completion of a leadership assessment and your agreement to the restrictive covenants identified below. Additionally, you will be required to complete an 1-9 form (Employment Eligibility Verification) and provide the required documentation establishing your legal right to work in the United States.

RESTRICTIVE COVENANTS

Non-Competition: In accepting this employment offer, and in consideration of this employment offer, your continued employment, and/or the Company’s obligation and promise to provide you with confidential and propriety information pertaining to its business operations and/or customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with the Company or its parent, subsidiaries or affiliates, and for the 12 month period following your termination of employment for any reason, you will, directly or indirectly, own, manage, operate, control (including indirectly through a debt, equity investment, or otherwise), provide services to, or be employed by, any person or entity engaged in any business that (i) conducts or is planning to conduct a business in competition with any business conducted or planned by the Company or its parent, subsidiaries, or any of its Affiliates including but not limited to any business or Company engaged in the business of energy storage solutions, battery manufacturing, battery and energy storage solutions distribution, and battery technologies; or (ii) designs, develops, produces, distributes, offers for sale or sells a product or service that can be used as a substitute for, or is generally intended to satisfy the same customer needs for, any one or more products or services designed, developed, manufactured, produced, distributed or offered for sale or sold by any of the Company’s businesses (1) that is located in a region where Employee had substantial responsibilities during the twenty-four (24) month period preceding Employee’s Termination Date, and (2) for which Employee (A) was materially involved in during the twenty-four (24) month period preceding Employee’s Termination Date, or (B) had knowledge of operations or substantial exposure to during the twenty-four (24) month period preceding Employee’s Termination Date.

Non-Solicitation of Customers: Further, in accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not directly or indirectly, on Employee’s own behalf or on behalf of another (i) solicit, aid or induce any customer of the Company or its Affiliates that Employee was responsible for, directly or indirectly through direct supervisor or management of other employees, departments or business units of the Company, to purchase goods or services then sold by the Company or its Affiliates from another person or entity, or assist or aid any other person or entity in identifying or soliciting any such customer, or (ii) solicit, aid or induce any customer that was pursued by the Company and where Employee had direct contact, participated in the contact, or had knowledge of Confidential Information because of Employee’s employment with the Company within the twenty-four (24) months preceding Employee’s Termination Date if that sale or service would be located in a region where Employee had substantial responsibilities while employed by the Company or its Affiliates.

Non-Solicitation of Employees: Further, in accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another solicit, recruit, aid or induce employees of the Company or any of its Affiliates (a) who were directly managed by or reported to Employee as of the date of Employee’s termination, or (b) with whom Employee has had material contact with during the twelve (12) months period preceding Employee’s termination and who had access to Confidential Information, trade secrets or customer relationships, to leave their employment with the Company or its Affiliates in order to accept employment with or render services to another person or entity unaffiliated with the Company or its Affiliates, or hire or knowingly take any action to assist or aid any other person or entity in identifying or hiring any such employee.

Irreparable injury will result to the Company, its business, and its parent, subsidiaries, or affiliates in the event of a breach by you of any of your covenants and commitments you have accepted as a condition of this employment offer, including the covenants of non-competition and non-solicitation. Therefore, in the event of a breach of such covenants and commitments, the Company reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages.

The non-competition and non-solicitation provisions are expressly intended to benefit the Company (which includes its parents, subsidiaries and/or affiliates as third-party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third-party beneficiaries) and its successors and assigns to enforce these provisions.

DEFINITIONS

For all purposes under this Agreement and your ELTIP Award, if any (and the Plan to the contrary notwithstanding, but only with respect to the following definition):

“Cause” shall mean (a) your willful failure to properly carry out your duties or to comply with the material rules and material policies of Clarios, or any reasonable instruction or directive of the Board, that is not cured, if deemed curable in the discretion of the Board, within ten (10) days after the Board gives you written notice thereof setting forth the particulars in detail of such failure; (b) your acting dishonestly or fraudulently, or your willful misconduct in the course of your employment, in each case resulting in material adverse consequences to Clarios which is not cured, if deemed curable in the discretion of the Board, within ten (10) days after the Board gives you written notice thereof setting forth the particulars in detail of such misconduct; (c) if you or any member of your family makes any personal profit arising out of or in connection with any transaction to which Clarios is a party or with which Clarios is associated without making disclosure to and obtaining the prior written consent of the Company (other than respecting any trading in shares of Clarios following a public offering and stock exchange listing); (d) your conviction for, or a guilty plea (or a plea of nolo contendere) by you to any criminal offence that may reasonably be considered to be likely to adversely affect the Company or your ability to perform your duties, including without limitation, any offence involving fraud, theft, embezzlement, forgery, willful misappropriation of funds or property, or other fraudulent or dishonest acts involving moral turpitude; (e) your failure to fully comply with and perform your fiduciary duties as an officer and member of the Board; or (f) engaging in conduct (done either intentionally or through gross negligence) that is materially detrimental to the reputation, character, or standing of the Company. An opportunity to cure any of the above Cause grounds may be provided to you only where specified in subsections

(a) through (f) above.

Beth, speaking for myself and my colleagues, we are enthusiastic about your joining Clarios. We have a great company with important work to be done. We are confident that the combination of your experiences and personal attributes will allow you to contribute and succeed at Clarios.

We look forward to your positive response to our offer and countersignature to this letter as soon as possible.

Sincerely,

Mark Wallace

/s/ Mark Wallace

Chief Executive Officer, Clarios

Acceptance/Rejection:

Please indicate your response to this offer below with your signature.

✓	I accept the offer as detailed

I decline the offer

/s/ Elizabeth C. Powers	3/25/22
Elizabeth C. Powers	Date